Exhibit 21.1

Subsidiaries of Virtu Financial, Inc.

Name	Jurisdiction of Organization

Virtu Financial LLC	Delaware

VFH Parent LLC	Delaware

Virtu Financial Operating LLC	Delaware

Virtu Financial Global Markets LLC	Delaware

Virtu Financial BD LLC	Delaware

Virtu Technologies LLC	Delaware

Blueline Comm LLC (f/k/a MVC Research LLC)	Delaware

Virtu Financial F/X LLC	Delaware

Virtu Financial Energy & Commodities LLC	Delaware

Virtu Financial Services LLC	Delaware

Virtu Financial Global Services LLC	Delaware

Virtu Financial Capital Markets LLC	New York

Virtu Financial Europe Limited	Dublin

VF Support Services Limited	Dublin

Virtu Financial Ireland Limited	Dublin

EWT Asia Pte Ltd.	Singapore

Virtu Financial Global Services Singapore Pte Ltd.	Singapore

Virtu Financial Singapore Pte Ltd.	Singapore

Virtu Financial Asia Pty Limited	Sydney

Virtu Financial Canada ULC	Nova Scotia